Mail Stop 3561

September 23, 2005

VIA U.S. MAIL AND FAX 732-556-2242
Mr. Thomas Fitzpatrick
Chief Financial Officer
Centennial Communications Corporation
3349 Route 138
Wall, NJ 07719

	RE:	Centennial Communications Corporation
		Form 10-K for the fiscal year ended May 31, 2005
		Filed August 11, 2005
		File No. 000-19603

Dear Mr. Fitzpatrick:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Notes to Consolidated Financial Statements
Note 15. Quarterly Information (unaudited), page F-43

1. We note your disclosure of "an error in the amount of deferred income taxes included in the calculation of the gain on disposal requiring the restatement of ... financial statements" for the quarter and the nine months ended February 28, 2005, which "reflects non-cash adjustments." Tell us in detail , and disclose, what your basis was for the allocation of deferred taxes to discontinued operations and the nature of the non-cash charges.

*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


You may contact Kathryn T. Jacobson, Staff Accountant, at (202)
551-
3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.


Sincerely,



Larry Spirgel
Assistant Director